OppFi Inc. 130 East Randolph Street, Suite 3400 Chicago, IL 60601 www.oppfi.com Pamela Johnson pjohnson@oppfi.com T 309.208.4933

December 16, 2022

Via Edgar

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William Schroeder and Michael Volley

Re:	OppFi Inc.

Form 10-K filed March 11, 2022

File No. 001-39550

Ladies and Gentlemen:

OppFi Inc., a Delaware corporation (the “Company”), sets forth below the Company’s response to the letter, dated December 1, 2022, containing the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 11, 2022 (the “Form 10-K”).

In order to facilitate the Staff’s review of the Company’s response, we have restated in italics the Staff’s comment in this letter, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. References to prior comments are to comments in the Staff’s September 28, 2022 letter.

1.

Please refer to comment 2. Given the quantitative significance of the error to diluted earnings per share, among other factors, we disagree with the Company’s conclusion that the errors were not material. Please amend the applicable periodic filings to present restated financial statements reflecting the correction of an error in accordance with ASC 250, file a Form 8-K Item 4.02, and reconsider whether there was a deficiency in the internal control over financial reporting that was a material weakness which is required to be disclosed.

Response: The Company acknowledges the Staff’s comment and will amend the applicable periodic filings to present restated financial statements reflecting the correction of an error in accordance with ASC 250. In addition, management of the Company has concluded that the Company had a material weakness in its internal control over financial reporting due

Division of Corporation Finance

December 16, 2022

to the misapplication of accounting guidance in connection with the Company’s calculations of diluted earnings per share and will disclose such material weakness in the amended periodic filings. On December 9, 2022, the Company filed a Form 8-K to disclose pursuant to Item 4.02 thereof the determination of the Audit Committee of the Company’s Board of Directors that the financial statements noted therein should no longer be relied upon.

* * * *

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact me at (309) 208-4933 or pjohnson@oppfi.com if you have any questions regarding this letter or the Form 10-K.

Very truly yours,

/s/ Pamela Johnson

Pamela Johnson Chief Financial Officer

cc:	Joshua M. Samek, Esq.
DLA Piper LLP (US)